August 10, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp
Registration Statement on Form S-1 (Registration No. 333-202657)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Cincinnati Bancorp in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 4:30 p.m. on August 12, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

Name:	James T. Crotty
Title:	Director

Keefe, Bruyette & Woods ● 70 W Madison, Suite 2401 ● Chicago, IL 60602

312.423.8200 ● Toll Free: 800.929.6113 ● Fax: 312.423.8232